SECURITI  SION

10035411

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons 646-562-1803
(Area Code – Telephone No.)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas K. Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member and Board of
Directors of Cowen and Company, LLC:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cowen and Company, LLC and its subsidiaries (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2008, were audited by other auditors whose report dated February 25, 2009 expressed an unqualified opinion on those statements.



February 26, 2010

Cowen and Company, LLC
Consolidated Statement of Financial Condition
December 31, 2009

(In Thousands)

Assets		
Cash and cash equivalents	$	132,282
Restricted cash pursuant to escrow agreement		501
Securities owned, at fair value		51,688
Receivable from brokers, dealers and clearing brokers		20,281
Corporate finance and syndicate receivables, net		8,519
Due from related parties		827
Exchange memberships, at cost (fair value $251)		380
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $12,684)		6,888
Taxes receivable		6,599
Other assets		7,930
Total assets	$	235,895
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$	64,733
Employee compensation and benefits payable		42,347
Securities sold, not yet purchased, at fair value		14,812
Payable to brokers, dealers and clearing brokers		2,600
Legal reserves and legal expenses payable		1,701
Accounts payable, accrued expenses and other liabilities		16,980
Total liabilities		143,173
Member's equity		92,722
Total liabilities and member's equity	$	235,895

The accompanying notes are an integral part of these financial statements.

1. Organization and Basis of Presentation

Cowen and Company, LLC (the "Company" or "Cowen"), a Delaware single member limited liability corporation, is the U.S. broker dealer wholly-owned subsidiary of Cowen Holdings, Inc. ("CHI") which is a wholly-owned subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of healthcare, technology, alternative energy, consumer, aerospace & defense, financial institutions, REITs and media & communications.

CGI, a Delaware corporation, is a new holding company, formed in connection with the business combination of Ramius LLC ("Ramius") and CHI. On November 2, 2009, transactions were consummated in which RCG Holdings LLC ("RCG") received approximately 66.56% of CGI Class A common stock in exchange for the Ramius business and former CHI shareholders received approximately 28.63% of CGI Class A common stock in exchange for the CHI business (the "Transactions"). Following the consummation of the Transactions, Ramius and CHI became wholly-owned subsidiaries of CGI.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

In 2007, the Company funded an open-ended investment company ("OEIC") with $6.0 million. The OEIC, Cowen Funds, p.l.c. ("Cowen Funds"), was incorporated with limited liability in Ireland. On September 17, 2009, Cowen Funds was put under voluntary liquidation by its Board of Directors.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition include the accounts of the Company and Cowen Funds. All intercompany accounts and transactions have been eliminated in consolidation. The Company determines whether it has a controlling financial interest by first evaluating whether the entity is a voting interest entity ("VOE"), or a variable interest entity ("VIE").

VOEs are those in which the total equity investment at risk is sufficient to enable the entity to finance its activities independently. VOEs provide equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. VOEs are consolidated based on a controlling financial interest in an entity, generally through the ownership of a majority voting interest.

VIEs lack one or more of the characteristics of a voting interest entity as described above. A controlling financial interest in an entity is present when an entity has one or more variable interests that are expected to absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE. Accordingly, the Company consolidates Cowen Funds which it has determined to be a VIE in which the Company is deemed to be the primary beneficiary.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents
The Company considers cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase. At December 31, 2009, cash equivalents included $132.2 million of money market funds which are held at one financial institution.

Securities Transactions
Proprietary securities transactions, commission income and related brokerage and clearing expenses are recorded on a trade date basis.

Valuation of Financial Instruments
Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. Securities owned and securities sold, not yet purchased and derivative financial instruments including options and warrant positions are stated at fair value. Financial instruments carried at contract amounts include amounts receivable from and payable to brokers, dealers and clearing brokers, and corporate finance and syndicate receivables. For certain instruments with a short-term duration, carrying cost is deemed to approximate fair value.

Because of the inherent uncertainty of valuation for the Company's investments, the estimated fair values assigned may differ from the values that would have been used had a ready market existed for these investments, and the differences may be material.

The Company determines fair value in accordance with FASB accounting standards that define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standards establish a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, primarily for warrants, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. See Note 9, "Fair Value Measurements" for further discussion.

Investment Banking Revenues
Investment banking revenue includes underwriting fees earned through the Company's participation in public offerings of equity securities. The Company acts as an underwriter and earns revenue including management fees, selling concessions and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.

As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager in order to recognize revenue. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Private placement fees which include warrants received in certain transactions, strategic advisory fees and financial advisory fees, are recorded when the services for the transactions are completed under the terms of each assignment or engagement and collection is reasonably assured. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Commissions and Soft Dollars
Commission revenue includes fees from executing client transactions in listed securities. These fees are recognized on a trade date basis. The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. Commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis.

Principal Transactions
Principal transaction revenue includes net trading gains and losses from the Company's market-making activities in over-the-counter equity securities, listed options trading, trading of convertible securities, and trading gains and losses on inventory and other firm positions, which include warrants previously received as part of investment banking transactions. In certain cases, the Company provides liquidity to clients buying or selling blocks of shares of listed stocks without previously identifying the other side of the trade at execution, which subjects the Company to market risk. These positions are typically held for a very short duration. The Company's securities and derivative financial instruments are recorded at fair value.

Corporate Finance and Syndicate Receivables, net
Corporate finance and syndicate receivables, net, include receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. The valuation allowance was $0.1 million as of December 31, 2009.

Exchange Memberships
Exchange memberships representing both ownership interest and the right to conduct business on the exchange are accounted for at cost. The Company evaluates exchange memberships for other-than-temporary impairment annually or more frequently if events or circumstances indicate a possible impairment.

Furniture, Fixtures, Equipment, and Leasehold Improvements
Furniture, fixtures, equipment and computer software and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease which can range from two to eight years. Depreciation on computer software is provided on the straight-line method over the estimated useful lives of the assets which range from four to five years.

Foreign Currency
The Company consolidates certain foreign affiliates that have designated a foreign currency as their functional currency. For entities that have designated a foreign currency as their functional currency, assets and liabilities are translated into U.S. dollars based on current rates, which are the rates prevailing at each statement of financial condition date, and revenues and expenses are translated at monthly average rates. The resulting translation gains and losses, and the tax effects of such gains and losses, are recorded in other comprehensive loss, a separate component of Member's equity on the Consolidated Statement of Financial Condition.

Income Taxes
For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes based on its allocated share of tax from its Member, as if it operated on a stand-alone basis, consistent with the liability method prescribed by FASB accounting standards. Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carry forwards will not be realized.

The Company follows FASB accounting standards, which require recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Share-Based Compensation
Share-based awards related to the Company's equity grants under CGI's equity and incentive compensation plans are accounted for according to FASB accounting standards. The Company records its allocated share of share-based compensation cost from CGI as an expense with a corresponding credit to Member's equity. See Note 6, "401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation" for a description of these awards.

Accounting Developments

Effective December 31, 2009, the Company adopted the new FASB Accounting Standards Codification and the hierarchy of GAAP (Codification), a replacement of FAS No. 162. The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. As the Codification was not expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its Consolidated Financial Statements.

Effective December 31, 2009, the Company adopted a new accounting standard ASC 820, *Fair Value Measurements and Disclosures* regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that we have identified as not orderly. This new accounting standard does not change the objective of fair value measurement, which is to identify the price that would be received to exchange an asset or liability in an orderly transaction at the measurement date between market participants. Rather it provides additional guidance related to: (1) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (2) circumstances that may indicate that a transaction is not orderly (i.e. forced liquidation or distressed sale). This new accounting standard was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this new accounting standard did not have a material impact on the Company's financial position and results of operations.

In May 2009, the FASB issued ASC 855, *Subsequent Events*, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of ASC 855, effective December 31, 2009, did not impact the Company's financial condition or results of operations. The Company evaluated subsequent events through the date of filing.

3. Transactions with Related Parties

Related party balances at December 31, 2009 are included in the Consolidated Statement of Financial Condition under the following captions:

(In Thousands)

Assets		
Due from related parties	$	827
Liabilities		
Payable to related parties	$	64,733

Included in payable to related parties are $63.4 million of cash and cash equivalents related to short term funding provided by CGI. These amounts are expected to be repaid to CGI during 2010. The Company records receivables from and payables to affiliates in connection with funding

transactions of certain affiliates. Other transactions with related parties are from securities transactions and administrative services.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member. No other-than-temporary impairment in value of the Company's exchange memberships occurred in 2009. The fair value of the exchange memberships was approximately $0.3 million on December 31, 2009.

5. Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements consist of the following at December 31, 2009:

(In Thousands)

Leasehold improvements	$	8,598
Computer software		6,876
Furniture and fixtures		2,328
Equipment		1,770
Total cost		19,572
Less accumulated depreciation and amortization		(12,684)
Total cost, net of accumulated depreciation and amortization	$	6,888

6. 401(k) Savings Plan, Forgivable Loans, Deferred Compensation, and Share-Based Compensation 401(k) Savings Plan

The Company sponsors a 401(k) defined contribution retirement savings plan. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations. The Company provides discretionary contributions for certain employees that are equal to a specified percentage of the eligible participant's compensation.

Forgivable Loans

A portion of compensation paid to certain employees is made in the form of forgivable loans. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Company forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Company any unvested forgivable loans granted to them. The forgivable loans are recorded as an asset to the Company on the date of grant and payment, and then amortized to compensation expense on a straight-line basis over the vesting period. The vesting period on forgivable loans is generally one to three years. As of December 31, 2009, the unamortized balance of forgivable loans was $0.4 million and is included in other assets on the Consolidated Statement of Financial Condition.

Deferred Compensation

The Company's Fidelity Bonus Plan required selected employees to defer a portion of their performance-related compensation. At December 31, 2009, the remaining liability totals approximately $1.7 million and is included in employee compensation and benefits payable on the Consolidated Statement of Financial Condition.

The Company grants deferred cash awards to certain employees. In connection with the Transaction, the deferred cash awards immediately vested in accordance with change-in-control provisions. The actual payments under the deferred cash awards will occur on the vesting schedule in such agreements (one third on each of May 15, 2010, 2011 and 2012).

Share-Based Compensation

The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to its employees, consultants and directors for up to 10,225,000 shares of common stock. Stock options granted generally vest over two to five year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued generally vest over two to five year periods.

CGI measures and allocates compensation cost for these awards according to the fair value method prescribed by FASB accounting standards. In accordance with the expense recognition provisions of those standards, CGI amortizes unearned compensation associated with share-based awards over the vesting period of the option or award. Beginning with the periods after the close of the Transactions, CGI changed amortization methods from the accelerated method to the straight-line method. The switch to the straight-line method was not material to retrospective periods, and as such, was recorded in the consolidated statements of operations on the date of the change in methodology.

In connection with the Transactions, substantially all of the outstanding share-based awards of CGI became immediately vested in accordance with change-in-control provisions. Any remaining unrecognized compensation expense related to those awards was accelerated and fully-expensed on that date.

Stock Options

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the following assumptions:

Expected term – Expected term represents the period of time that options granted are expected to be outstanding. CGI elected to use the "simplified" calculation method, as applicable to companies that lack extensive historical data. The mid-point between the vesting date and the contractual expiration date is used as the expected term under this method.

Expected volatility – Based on the lack of sufficient historical data for CGI's shares, CGI based its expected volatility on a representative peer group.

Risk–free rate – The risk-free rate for periods within the expected term of the option is based on the interest rate of a traded zero-coupon U.S. Treasury bond with a term equal to the options' expected term on the date of grant.

Dividend yield – CGI has not paid and does not expect to pay dividends in the future. Accordingly, the assumed dividend yield is zero.

In connection with the Transactions, 728,634 stock options granted to the Company's employees that were outstanding at the effective time of the merger were converted into stock options of CGI on a one-for-one basis. There were no other stock options granted or exercised during the year ended December 31, 2009.

The following table summarizes the Company's stock option activity for the twelve months ended December 31, 2009:

	Shares Subject to Option	Average Exercise Price/Share [1]	Average Remaining Term	Aggregate Intrinsic Value [2]
Balance outstanding at beginning of period	747,307	$ 16.00	-	$ -
Options granted	-	-	-	-
Options exercised	-	-	-	-
Options forfeited	(11,592)	16.00	-	-
Options expired	(7,081)	16.00	-	-
Balance outstanding at end of period	728,634 [3]	$ 16.00	3.53	$ -
Options exercisable at end of period	667,301	$ 16.00	3.53	$ -

1. No options were exercised through December 31, 2009.
2. Based on CGI's closing stock price of $5.92 on December 31, 2009.
3. Includes 51,695 stock options that are outstanding and unexercisable at December 31, 2009, but which have been fully expensed as of that date due to retirement eligibility provisions.

During the year ended December 31, 2009, 485,156 stock options with a total fair value at grant date of $2.9 million vested.

Restricted Shares and Restricted Stock Units Granted to Employees – The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2009:

	Nonvested Restricted Shares and Stock Units	Weighted Average Grant Date Fair Value
Balance at beginning of period	2,889,854	$ 13.62
Granted	3,217,896	6.58
Vested	(3,485,820)	11.67
Forfeited	(180,268)	10.08
Balance at end of period	2,441,662	$ 7.29

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

The total fair value of shares vested during the year ended December 31, 2009 was $25.4 million.

7. Separation from SG and Other Related Matters

The Company has an Indemnification Agreement with Société Générale ("SG") under which; (1) SG will indemnify, and will defend and hold harmless the Company and each of the Company's subsidiaries from and against certain liabilities assumed or retained by SG, and (2) SG will indemnify the Company for known, pending and threatened litigation (including the costs of such litigation) and certain known regulatory matters, in each case, that existed prior to the date of the Company's IPO on July 12, 2006, to the extent the cost of such litigation results in payments in excess of the amount placed in escrow to fund such matters. The balance in the escrow account was $0.5 million as of December 31, 2009.

In 2007, the Company concluded that a receivable recorded on its Consolidated Statement of Financial Condition in the amount of $1.9 million owed to it from SG is in dispute. During the year ended December 31, 2009, the Company settled the matter with SG in the amount of $1.2 million.

8. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2009:

(In Thousands)	Owned	Sold, Not Yet Purchased
Fixed income securities	$ 38,327	$ -
Equity securities	8,974	14,307
Mutual funds	1,719	-
Warrants	1,356	-
Options	1,312	505
Total Inventory	51,688	14,812

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statement. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the Consolidated Statement of Financial Condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

9. Fair Value Measurements

FASB accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Equity securities – Equity securities are valued based on quoted market prices. Equity securities that trade in active markets are classified within Level 1, and equity securities that trade in inactive markets are classified within Level 2. Equity securities in privately held companies are valued using inputs that are unobservable and significant to the fair value measurement, such as third party transactions in that security, and are classified within Level 3.

Options – Listed options are valued based on quoted market prices. All options trade in active markets and are classified within Level 1.

Mutual funds – Mutual funds are valued based on quoted net asset values. All mutual funds trade in active markets and are classified within Level 1.

Warrants – Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 2.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments. In some instances, the Company retains an independent pricing vendor to assist in valuing certain instruments.

The following table summarizes the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2009:

(In Thousands)	Level 1	Level 2	Level 3	Total
Assets				
Fixed income securities	$ -	$ 38,327	$ -	$ 38,327
Equity securities	8,616	24	334	8,974
Mutual funds	1,719	-	-	1,719
Warrants	-	1,356	-	1,356
Options	1,312	-	-	1,312
	$ 11,647	$ 39,707	$ 334	$ 51,688
Liabilities				
Equity securities	$ 14,307	$ -	$ -	$ 14,307
Options	505	-	-	505
	$ 14,812	$ -	$ -	$ 14,812

There were no transfers out of Level 3 for the year ended December 31, 2009.

10. Receivable from and Payable to Brokers, Dealers and Clearing Brokers

Receivable from and payable to brokers, dealers and clearing brokers primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2009 consist of the following:

(In Thousands)	Receivable	Payable
Clearing brokers	$ 13,912	$ 2,600
Fees and commissions	6,369	-
	$ 20,281	$ 2,600

11. Regulatory Requirements

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2009, the Company had net capital of approximately $51.4 million, which was approximately $50.4 million in excess of its minimum net capital requirement.

Pursuant to an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAIB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

12. Income Taxes

The taxable results of the Company's operations are included in the results of the consolidated tax returns of CGI. The income tax benefit is presented as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by FASB accounting standards.

As of December 31, 2009, the Company has income taxes receivable of approximately $6.6 million which is included in taxes receivable on the Consolidated Statement of Financial Condition.

The reconciliation of the Company's federal statutory rate to the effective income tax rate for the year ended December 31, 2009 is as follows:

U.S. federal statutory rate	35.0 %
Change in valuation allowance	(14.8)
Stock based compensation	(10.0)
Other	0.4
Total	10.6 %

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2009 are as follows:

(In Thousands)

Deferred tax assets, net		
Net operating loss	$	16,490
Goodwill		15,046
Compensation and employee benefits		4,226
Foreign loss		1,284
Legal Reserves		423
Other, net		983
Total deferred tax assets		38,452
Valuation allowance		(38,452)
Deferred tax assets, net of valuation allowance	$	-
Deferred Tax Liabilities		
Other		(73)
Total deferred tax liabilities	$	(73)
Deferred tax assets, net of deferred tax liabilities	$	(73)

On the Consolidated Statement of Financial Condition, the federal deferred tax liability and the state and local deferred tax liability are reported in accounts payable, accrued expenses and other liabilities.

The net change in valuation allowance for the year ended December 31, 2009 is approximately $8.5 million. The Company recorded a full valuation allowance against its deferred tax assets of $38.5 million as management believes it is more likely than not that the deferred tax assets will not be realized. Separately, the Company has deferred tax liabilities of $0.1 million at December 31, 2009.

Cowen's ultimate parent company CGI is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant operations, such as New York. CGI and its former parent SG Americas, Inc. ("SGAI") are currently under examination by New York state and city for the period 2004 through 2006. CGI and SGAI settled the audit with the Internal Revenue Service for the period 2001 through 2003 with no changes to the tax returns as filed. CGI and SGAI settled the audit with the Internal Revenue Service for the period 2004 to 2006 with an increase in tax liabilities of $1.1 million.

13. Commitments, Contingencies and Guarantees

Litigation

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under federal securities and other laws in connection with securities offerings and other transactions, as well as advice and opinions we provide concerning strategic transactions. In addition, like most financial institutions, we are often the subject of claims made by current and former employees arising out of their employment or

termination of employment with us. We are involved in a number of judicial, regulatory and arbitration matters arising in connection with our business including those described below.

Pursuant to ASC Topic 450, we review the need for any loss contingency reserves, and we have established reserves for certain of these matters that we believe are adequate where, in the opinion of management, the likelihood of liability is probable and the extent of such liability is reasonably estimable. In addition, in connection with CHI's IPO, CHI entered into an indemnification agreement (which we refer to as the Indemnification Agreement) with SG, wherein SG agreed to indemnify CHI for all liability arising out of all known, pending or threatened litigation and arbitrations and certain specified regulatory matters that existed at the time of the CHI IPO. The Indemnification Agreement provides that SG will indemnify CHI for all known or unknown liabilities, including litigation and related matters, arising from any business conducted by SG or previously conducted by CHI to the extent that such business was not part of the businesses conducted by CHI at the time of the CHI IPO. The liabilities for which SG will indemnify CHI include the costs of legal fees and related expenses incurred in connection with the indemnified matters as well as any settlements or awards. Under the Indemnification Agreement, CHI has agreed to indemnify SG for all claims made after the CHI IPO to the extent they relate to the businesses conducted by CHI at the time of the CHI IPO and were not known or threatened at the time of the CHI IPO. All of the Company's material pending legal proceedings are described below. Certain of these material proceedings, along with certain other immaterial known, pending or threatened litigations and arbitrations, are subject to indemnification by SG under the Indemnification Agreement as indicated below.

In re: Initial Public Offering Securities Litigation
Cowen is one of many financial institutions named as a defendant in a number of putative securities class actions entitled In re: Initial Public Offering Securities Litigation, filed in the United States District Court for the Southern District of New York ("SDNY") relating to numerous initial and other public offerings of common stock from approximately 1998 through 2000. The various complaints allege that the underwriters of certain IPOs, including Cowen, made material misrepresentations and omissions to purchasers of the stock sold in the IPOs, thereby inflating the value of the stock. Specifically, the plaintiffs allege that the defendants failed to disclose, among other things, the purported existence of improper tie-in and compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of federal securities laws. The district court granted plaintiffs' motion to certify six "focus" cases as class actions. Cowen is a named defendant in one of these "focus" cases. Cowen appealed the class certification decision to the Second Circuit Court of Appeals (the "Second Circuit") and on December 4, 2006, the Second Circuit reversed the SDNY's decision and remanded the matter for reconsideration in light of the Second Circuit's opinion. Plaintiffs petitioned for rehearing and rehearing en banc by the Second Circuit. On December 14, 2006, the SDNY stayed discovery in the consolidated banc. On April 6, 2007, the Second Circuit denied plaintiffs' petition for rehearing en banc. Plaintiffs amended their complaints and revised their class definitions in an attempt to comply with the Second Circuit's December 4, 2006 decision. Defendants in the six focus cases, including Cowen, moved to dismiss the amended complaints in each case and opposed plaintiffs' motion for class certification. On March 26, 2008, the SDNY denied defendants' motion to dismiss the amended complaints. On October 3, 2008, plaintiffs withdrew their motion for class certification without prejudice. On April 2, 2009, counsel for plaintiffs filed a Motion for Preliminary Approval of Settlement with the SDNY. On June 10, 2009, the SDNY granted plaintiffs' Motion for Preliminary Approval of Settlement and, on June 11, 2009, issued a Preliminary Order in Connection with Settlement Proceedings. On October 5, 2009, the SDNY issued a final order approving the settlement. On October 23, 2009, certain class members filed with the Second Circuit Court a petition pursuant to Federal Rule of Civil Procedure 23(f) for leave

to appeal the portion of the SDNY's October 5, 2009 order certifying a settlement class. Separately, certain other class members filed appeals with the Second Circuit of the SDNY's final order approving the settlement. To the extent that CHI incurs legal fees, costs or expenses related to this settlement, it will be indemnified by SG.

Adelphia Communications Corp. Litigation
Cowen is a named defendant in several litigations relating to Adelphia Communications, a cable company that filed for bankruptcy in June 2002. The complaints generally allege that the Rigas family, who controlled Adelphia, took advantage of Adelphia's assets, including through the use of certain loans, or "co-borrowing facilities," that allowed the family to take more than $3 billion for their private use. Cowen has been named as a defendant in four actions arising out of certain offerings of Adelphia securities in which Cowen participated as a member of the underwriting syndicate. All four actions are pending before the SDNY. The complaints in each of these actions raise a variety of claims arising out of the sale of Adelphia securities, including claims under the federal securities laws.

These actions are generally referred to as the "Adelphia Securities Class Action," "W.R. Huff Asset Management" (or "Huff"), "Appaloosa" and "Stocke." The SDNY granted Cowen's motion to dismiss all federal securities claims brought against Cowen in the Adelphia Securities Class Action. Thereafter, the financial institution defendants reached a settlement with the plaintiffs. On June 15, 2006, the SDNY preliminarily approved the settlement. A fairness hearing was held on November 10, 2006, and the settlement was approved on November 20, 2006. Cowen's share of the settlement is approximately $1.7 million plus interest at 4.37% beginning December 1, 2006 (all of which is covered by the Indemnification Agreement). In November 2006, this amount was placed in an attorneys' escrow account bearing the required rate of interest. On December 8, 2006, a group of class members appealed the order approving the settlement agreement with the class plaintiffs to the Second Circuit. The SDNY also has granted in part, and denied in part, certain motions to dismiss filed by various defendants, including Cowen, in Huff, Appaloosa and Stocke. On April 7, 2008, the Stocke action was dismissed by stipulation and order following a ruling by the Second Circuit that affirmed in all respects Judge McKenna's approval of the class settlement, which ruling is now final. Accordingly, the claims made by all class members who did not opt out, including the Stocke plaintiffs, have been dismissed and released.

In addition, in August 2005, the SDNY denied Cowen's motion to dismiss based on Huff's lack of standing, and subsequently granted leave to file an interlocutory appeal to the Second Circuit of that ruling. The Second Circuit granted Cowen's petition to appeal under 28 U.S.C. § 1292. In December 2008, the Second Circuit held that Huff lacks standing to pursue the claims it had asserted, and remanded the case to Judge McKenna. In January 2009, Judge McKenna issued an order dismissing the Huff case. Huff subsequently moved to vacate the dismissal order, which was denied, and for reconsideration, which also was denied. Thereafter, Huff moved to (among other things) amend the complaint in an effort to overcome the effect of the Second Circuit's ruling. On May 21, 2009, Judge McKenna of the SDNY issued an opinion and order granting plaintiff Huff leave to amend the complaint to add the actual purchasers of the securities, but in addition, granted defendants leave to serve discovery regarding the identity of those purchasers and the circumstances under which Huff was purportedly prosecuting claims on their behalf. That discovery has now been completed, and the defendants (including Cowen) have moved to dismiss many of the newly named plaintiffs, which motion is not yet fully briefed. Further, following Appaloosa's amendment of the complaint, Cowen (and most of the other defendants) have filed answers. Certain defendants in Appaloosa have filed a motion to dismiss challenging the newly amended complaint. Discovery in Huff and Appaloosa remains stayed until the pending motions have been resolved.

In addition to the cases in which Cowen has been named as a defendant, Cowen may also face potential liability pursuant to the applicable master agreements among underwriters for any judgments or settlements in other cases involving the Adelphia securities offerings in which Cowen participated. To the extent that CHI incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

Cowen was also one of many defendants in two related adversary proceedings that originally were filed in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). These adversary proceedings were filed by the Official Committee of Unsecured Creditors (the "Creditors' Committee") and the Official Committee of Equity Security Holders (collectively, the "Committees"). Both of these cases raised a variety of common law and federal claims, which were generally similar to the claims asserted in the Adelphia cases described above. With respect to Cowen and other investment banks, the complaints taken together originally set forth claims for violation of the Bank Holding Company Act, equitable disallowance or equitable subordination, breach of fiduciary duty, aiding and abetting breach of fiduciary duty, aiding and abetting fraud, gross negligence and breach of contract, among others. Cowen filed motions to dismiss the claims asserted by the Committees, which were granted in part and denied in part, by the Bankruptcy Court in two decisions issued on June 11, 2007 and August 17, 2007, respectively. Cowen appealed to the SDNY those portions of the Bankruptcy Court's June 11, 2007 decision that denied Cowen's motion to dismiss the claims asserted against Cowen by the Creditors' Committee. On January 17, 2008, the SDNY denied Cowen's appeal and affirmed, in part, the June 11, 2007 decision, with the exception of the Bank Holding Company Act claim which was dismissed against Cowen and the other investment banks.

As part of the bankruptcy plan confirmation process, claims by both Committees were assigned to a litigation trust. In October 2007, the trust filed an amended complaint in the SDNY against multiple defendants, including Cowen, in which it repleaded several of its claims, including, without limitation, the following claims: aiding and abetting fraud; fraudulent concealment; fraud; equitable disallowance; equitable subordination; and violation of the Bank Holding Company Act. On January 4, 2008, Cowen filed an answer to the amended complaint and a joinder to a motion filed by certain investment banks seeking a dismissal of several counts in the amended complaint. On June 17, 2008, the SDNY issued an Opinion and Order dismissing certain claims contained in the amended complaint, including, without limitation, the equitable disallowance and equitable subordination claims. On May 4, 2009, the SDNY issued an opinion that resolved the pending motions to dismiss portions of the amended complaint filed by the litigation trust. In its decision, the SDNY dismissed the fraudulent concealment claim and the fraud claim as to certain alleged misstatements. The court denied the motions to dismiss the remaining claims. The litigation trust has appealed the June 17, 2008 Opinion and Order issued by the SDNY, which appeal is currently pending before the Second Circuit. To the extent that CHI incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

In re: HealthSouth Corporation Bondholder Litigation
Cowen has been named as a defendant in a purported class action filed in the United States District Court for the Northern District of Alabama on January 8, 2004 as a result of Cowen's predecessor's involvement as one of the initial purchasers in a March 1998 private placement of debt securities issued by HealthSouth Corporation, which were subsequently exchanged for materially identical registered securities. The complaint alleges that the offering materials for the private placement and the registration statement in the associated offering violated federal securities laws by failing to disclose HealthSouth's subsequently revealed accounting irregularities. On June 8, 2006, the District Court, among other things, dismissed the claims arising out of the March 1998 private placement (the only claims against Cowen). On August 21, 2006, following

plaintiffs' subsequent submission of amendments to the complaint, the District Court so-ordered a stipulation and order dismissing all amended counts against Cowen. The dismissal is not yet a "final" judgment from which an appeal may be taken by plaintiffs. To the extent that CHI incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

Madden Litigation
On June 28, 2006, a group of approximately 60 medical doctors filed a lawsuit against Cowen in San Francisco Superior Court. Plaintiffs allege that Cowen negligently rendered a fairness opinion in 1998 in connection with the acquisition of Orange Coast Managed Care Services and St. Joseph Medical Corporation by FPA Medical Management, Inc. ("FPA"). According to the complaint, plaintiffs received restricted FPA stock as consideration in the sale and, shortly after the acquisition, FPA went bankrupt, rendering the stock worthless. On August 14, 2006, Cowen removed the case to the United States District Court for the Northern District of California (the "NDCA"). On August 17, 2006 Cowen filed a motion to dismiss the complaint. Plaintiffs sought a remand to state court. On March 18, 2007, the Court granted Cowen's motion to dismiss, with leave to replead, and denied plaintiffs' move to remand. By stipulation and order dated April 20, 2007, the Court directed entry of a final judgment dismissing the complaint with prejudice. On May 17, 2007, plaintiffs filed with the United States Court of Appeals for the Ninth Circuit (the "Ninth Circuit"), a Notice of Appeal of the District Court's dismissal. On February 11, 2009, the Ninth Circuit issued an opinion vacating the NDCA's judgment and remanding the matter back to state court. On March 4, 2009, Cowen filed with the Ninth Circuit a petition for panel rehearing and suggestion for rehearing en banc. On August 7, 2009, the Ninth Circuit issued an opinion denying Cowen 's petition for rehearing and rehearing en banc, but also superseding the February 11, 2009 opinion and remanding the matter back to the NDCA to determine whether the case should be dismissed or remanded to state court. On January 29, 2010, plaintiffs filed with the NDCA a motion to remand the case to state court and on February 12, 2010, defendants filed an opposition to that motion and moved to dismiss the complaint. To the extent that CHI incurs additional legal fees or pays any fine or monetary sanction, it will be indemnified by SG.

WorldSpace Litigation
Cowen is named as an underwriter defendant in several putative securities class actions brought in the SDNY in 2007. In all of the cases brought to date, plaintiffs seek to recover for losses allegedly caused by misrepresentations and omissions in connection with the August 4, 2005 IPO of WorldSpace, Inc., a satellite-radio provider. The complaints allege that the WorldSpace prospectus referenced a subscriber count that improperly included subscribers who had stopped paying for the service and failed to disclose that WorldSpace lacked the internal systems necessary to accurately determine the number of subscribers to its service. On June 21, 2007, the SDNY issued an order consolidating the actions and appointing a lead plaintiff. The consolidated amended complaint was filed on August 9, 2007. On October 9, 2007, Cowen filed a motion to dismiss the consolidated amended complaint, which was denied by the SDNY on July 21, 2008. On August 25, 2008, Cowen filed an answer to the consolidated amended complaint. On October 17, 2008, WorldSpace filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the District of Delaware. On October 20, 2009, the SDNY continued a stay of the litigation in light of the ongoing WorldSpace bankruptcy proceedings, and the stay remains in effect.

China Sunergy Litigation
Cowen is named as one of several underwriter defendants in two cases filed in the SDNY in 2007. Plaintiffs in both cases seek to recover for losses allegedly caused by misrepresentations and omissions in the prospectus relating to the May 17, 2007 IPO of China Sunergy Co. Ltd ("China Sunergy"). Principally, the complaints allege that China Sunergy's prospectus failed to disclose that China Sunergy was having difficulty obtaining sufficient raw materials to achieve its revenue objectives, and also failed to disclose that China Sunergy would likely face a loss in the second quarter of 2007. On September 29, 2008, the SDNY appointed a lead plaintiff. On December 5, 2008, the lead plaintiff filed a consolidated amended complaint, and on January 26, 2009, defendants filed a motion to dismiss that complaint. On October 16, 2009, the plaintiffs filed a Stipulation and Agreement of Settlement with the SDNY, which is pending approval by the court.

BigBand Litigation
Cowen is one of five underwriter defendants that was named in putative securities class actions filed during 2007 in the NDCA (collectively, the "Federal Securities Actions") and the Superior Court for the State of California, County of San Francisco (the "State Securities Action") relating to the March 15, 2007 IPO of BigBand Networks, Inc ("BigBand"). The complaints in each of these actions set forth claims under the federal securities laws and alleged generally, among other things, that BigBand's registration statement and prospectus contained material misrepresentations or omissions with respect to BigBand's growth plan, projections and internal controls. Defendants removed the State Securities Action to the NDCA, pursuant to a notice of removal filed on January 2, 2008. Plaintiffs moved to remand that action back to the Superior Court for the State of California and on June 16, 2008, the NDCA granted that motion. Thereafter, all defendants moved to stay the State Securities Action pending resolution of the Federal Securities Actions, and on August 11, 2008, the Superior Court for the State of California granted defendants' motion. On October 27, 2009, plaintiffs in the State Securities Action filed a request for a voluntary dismissal of that action, which was approved by the court on the same date.

On May 30, 2008, after the Federal Securities Actions were consolidated and a lead plaintiff was appointed, plaintiffs in the Federal Securities Actions filed a Consolidated Amended Complaint. On August 8, 2008, Cowen filed a motion to dismiss the consolidated amended complaint. On April 6, 2009, prior to the motion being determined by the NDCA, plaintiffs filed with the NDCA a motion for preliminary approval of settlement. On September 18, 2009, the NDCA issued a final order approving the settlement.

On May 7, 2009, Cowen, along with several other underwriters, was named as a defendant in an amended complaint filed in connection with a previously pending derivative action against BigBand's officers and directors in the Superior Court of the State of California, County of San Mateo. The amended complaint alleged, among other things, that the underwriter defendants aided and abetted purported breaches of fiduciary duty by BigBand's officers and directors and that the underwriters breached fiduciary duties in connection with alleged insider selling and misappropriation of information. The amended complaint also contained related equitable claims for unjust enrichment, contribution and indemnification. On August 18, 2009, the court sustained BigBand's demurrer to the amended complaint and granted plaintiff leave to amend. On September 8, 2009, plaintiffs in the derivative action filed a Stipulation of Dismissal with Prejudice. The court approved the Stipulation and dismissed the case with prejudice as to the named plaintiff on September 23, 2009.

Opnext Litigation
Cowen is one of five underwriters named as defendants in two cases filed in March 2008 in the DNJ, relating to the February 14, 2007 IPO of Opnext, Inc. ("Opnext"). Both complaints assert claims against the underwriters under federal securities laws and allege generally that the financial statements in the registration statement and prospectus contained materially false and misleading statements and omissions, which resulted in the financial statements being restated by Opnext due to an error in the valuation of inventory consigned to one of its contract manufacturers. On June 30, 2008, the DNJ appointed a lead plaintiff, and on July 30, 2008, the lead plaintiff filed a consolidated class action complaint. The underwriter defendants filed an answer and affirmative defenses to the consolidated complaint on October 21, 2008. On January 30, 2009, the DNJ entered an order referring the matter to non-binding mediation and staying any further discovery in the litigation until April 30, 2009. On October 2, 2009, plaintiffs filed a motion for preliminary approval of settlement and, on October 6, 2009, the DNJ issued an order preliminarily approving the settlement. On January 6, 2010, the DNJ held a fairness hearing and issued an order and final judgment approving the settlement.

Global Cash Litigation
On August 18, 2008, Cowen was named as a defendant, along with several other underwriters, in a consolidated complaint filed in the SDNY relating to the September 22, 2005 initial public offering and subsequent secondary offering of Global Cash Access Holdings, Inc. ("GCA") common stock. The consolidated complaint alleges generally that the registration statements and prospectuses for the GCA IPO and secondary offering were false and misleading and failed to disclose, among other things, that GCA incorrectly calculated the amount of commissions payable to GCA's customers and that GCA's financial statements understated the company's expenses and overstated net income for 2005 and 2006. On September 18, 2008, the SDNY granted a motion made by certain defendants to transfer venue of the case to the United States District Court for the District of Nevada ("DNV"). On November 14, 2008, the underwriter defendants moved to dismiss the consolidated amended complaint. On June 23, 2009, the DNV heard oral argument on defendants' motion to dismiss the consolidated amended complaint, and on June 29, 2009, the DNV issued an order denying that motion. The defendants filed an answer to the consolidated amended complaint on July 29, 2009. Certain pretrial discovery was conducted in the matter, including the production of documents, pursuant to a scheduling order entered by the DNV. On October 23, 2009, plaintiffs filed a motion for class certification. The underwriter defendants' filed an opposition to that motion on November 20, 2009. On December 16, 2009, the parties conducted a settlement mediation of the case, and shortly thereafter, a tentative settlement of the case was negotiated, pursuant to which the claims against the underwriter defendants will be dismissed, and no settlement contribution will be made by the underwriters. On February 17, 2010, a Stipulation of Settlement was executed and submitted to the DNV for preliminary and final approval.

Regulatory Inquiries and Investigations
In addition to the civil litigation matters described above, we are also involved in a number of regulatory inquiries and investigations, which are not covered by the Indemnification Agreement. The most significant regulatory matters are as follows:

- Cowen has provided various data and information to the NASD (now known as FINRA) in response to its request for information as part of an industry-wide "sweep" relating to gifts, gratuities and entertainment policies, practices and procedures. On July 31, 2008, Cowen received a Cautionary Action letter from FINRA indicating that it found certain deficiencies during its review but did not intend to take any disciplinary action against Cowen. In addition, Cowen has also received a subpoena for documents and information from the SEC, and additional requests for information from FINRA, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of Cowen's error accounts primarily involving an unaffiliated mutual fund company. In the fourth quarter of 2007, FINRA requested additional documentation, including emails, from Cowen, took sworn testimony from certain of Cowen's current and former employees, and engaged Cowen in discussions regarding the scope and conduct of the investigation relating to the use of error accounts. FINRA's review of the error accounts is continuing and we are cooperating fully with the ongoing investigation.

- On May 29, 2009, the Division of Enforcement of the New York Stock Exchange ("NYSE") sent a letter to Cowen stating that it was commencing an investigation into certain alleged violations of NYSE order handling rules identified during an examination of Cowen by the SEC's Office of Compliance Inspections and Examinations. Cowen is cooperating fully with the investigation.

- On June 9, 2009, the Office of the United States Trustee for the District of Delaware sent a letter to Cowen requesting informal discovery relating to Cowen 's retention as financial advisor to a debtor corporation involved in a Chapter 11 bankruptcy proceeding pending before the United States Bankruptcy Court for the District of Delaware. Cowen has fully responded to the requests from the U.S. Trustee and has not received any further inquiries.

Guarantees and Indemnifications
The Company has outsourced certain information technology services to Hewlett-Packard Company, Savvis Communications Corporation and Royalblue Financial Corporation. As of December 31, 2009, the Company's annual minimum guaranteed payments under these agreements are as follows:

(In Thousands)

2010	$ 9,594
2011	4,375
2012	1,746
	$ 15,715

The Company applies the FASB accounting standards that provide accounting and disclosure requirements for guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying Consolidated Statement of Financial Condition for these arrangements.

The Company has two irrevocable letters of credit, the first of which is for $0.1 million expiring on July 26, 2010, supporting the Company's workers' compensation insurance with Safety National Casualty Corporation, and the second of which is for $0.1 million, expiring on November 14, 2010, supporting a Stamford office lease. To the extent any letter of credit is drawn upon, interest will be assessed at the prime commercial lending rate. Each of these letters of credit provide for automatic annual renewals, at the Company's option, on their expiration dates. As of December 31, 2009, there were no amounts due related to these letters of credit.

14. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company engages in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional investor clients. A substantial portion of our transactions are executed with and on behalf of institutional investor clients including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to us. The Company's principal activities are also subject to the risk of counterparty nonperformance. Pursuant to our clearing agreement, the Company is required to reimburse its clearing broker without limit for any losses incurred due to a counterparty's failure to satisfy its contractual obligations with respect to a transaction executed by the affiliate as a clearing agent. The Company seeks to mitigate the risks associated with sales and trading services through active customer screening and selection procedures and through requirements that clients maintain collateral in appropriate amounts where required or deemed necessary.

Securities sold, not yet purchased are recorded as liabilities on the Consolidated Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2009.

The Company uses options for proprietary trading activities and to economically hedge proprietary trading positions. Options are stated at fair value which is based on current market prices. The options are included in securities owned and securities sold, not yet purchased on the Consolidated Statement of Financial Condition with a fair value of $1.3 million and $0.5 million, respectively, as of December 31, 2009. The Company also holds warrant positions. Warrants are initially received in connection with certain private placement transactions. The warrants are included in securities owned on the Consolidated Statement of Financial Condition, with a fair value of $1.4 million, as of December 31, 2009.

Substantially all of the Company's financial assets and liabilities, including financial instruments with off-balance-sheet risk, are reported at fair value. Fair values are based on quoted market prices, quoted prices for similar financial instruments or various pricing models.

15. Subsequent Events

The Company has evaluated events that have occurred since December 31, 2009 and through February 26, 2010, and it has determined that there are no events that have occurred that would require recognition or additional disclosures to prevent them from being misleading.

Cowen and Company, LLC
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December 31, 2009

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Cowen and Company, LLC

Consolidated Statement of Financial Condition
December 31, 2009